Exhibit 3.1
AMENDMENT TO BYLAWS
OF
HOMASSIST CORPORATION
a Nevada Corporation

Pursuant to a Unanimous Written Consent of the Board of Directors of Homassist Corporation, a Nevada corporation (the “Corporation”) dated as of January 10, 2007, and in accordance with the authority provided to the directors pursuant to Section 9 of the Bylaws, Section 1.5 of the Bylaws of the Corporation is amended in its entirety as follows:

“1.5 SHAREHOLDERS’ ACTION WITHOUT A MEETING. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an actions at a meeting, then that proportion of written consents is required. Notwithstanding Section 1.3, in no instance where actions is authorized by written consent need a meeting stockholders be called or notice given.”